TKK Symphony Acquisition Corporation

c/o Texas Kang Kai Capital Management (Hong Kong) Limited

2039, 2/F United Center,

95 Queensway Admiralty, Hong Kong

August 14, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Attn: Larry Spirgel

Re:	TKK Symphony Acquisition Corporation
Registration Statement on Form S-1
Filed July 30, 2018, as amended
File No. 333-226423

Dear Mr. Spirgel:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, TKK Symphony Acquisition Corporation hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on Wednesday, August 15, 2018, or as soon as thereafter practicable.

Very truly yours,

/s/ Sing Wang
Sing Wang
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Graubard Miller